EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands, except ratio of earnings to fixed charges)

The following table sets forth our consolidated ratios of earnings to fixed charges and preferred stock dividends for the periods shown. For purposes of computing the ratios, earnings represent income before taxes, extraordinary items and the cumulative effect of accounting changes, plus fixed charges. Fixed charges represent total interest expense plus an estimate of the interest within rental expense, including and excluding interest on deposits. Currently, the Company has no shares of preferred stock outstanding and have not paid any dividends on preferred stock in the periods shown. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is not different from the ratio of earnings to fixed charges.

	Three Months Ended				Nine Months Ended
	September 30, 2013		September 30, 2012		September 30, 2013		September 30, 2012
Ratio of Earnings to Fixed Charges (Including Deposits)
Earnings:
Income before income taxes	$17,846		$20,075		$55,690		$56,929
Add: Fixed charges, net	11,928		14,303		36,372		48,600
Income before income taxes and fixed charges, net	29,774		34,378		92,062		105,529
Fixed charges
Interest expense	$11,633		$14,074		$35,507		$47,914
One-third of rental expense	295		229		865		686
Interest on unrecognized tax benefits	0		0		0		0
Total fixed charges	$11,928		$14,303		$36,372		$48,600
Ratio of Earnings to Fixed Charges	2.50	x	2.40	x	2.53	x	2.17	x

Ratio of Earnings to Fixed Charges (Excluding Deposits)
Earnings:
Income before income taxes	$17,846		$20,075		$55,690		$56,929
Add: Fixed charges, net	7,020		9,002		21,132		32,151
Income before income taxes and fixed charges, net	24,866		29,077		76,822		89,080
Fixed charges
Interest expense (excluding deposits)	6,725		8,773		20,267		31,465
One-third of rental expense	295		229		865		686
Interest on unrecognized tax benefits	-		-		-		-
Total fixed charges	$7,020		$9,002		$21,132		$32,151
Ratio of Earnings to Fixed Charges	3.54	x	3.23	x	3.64	x	2.77	x